Interbrew

THE WORLD'S LOCAL BREWER

RECEIVED

2004 MAY 25 P 12:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By co[redacted]

04030464

Leuven, 27 April 2004

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Catherine.noirfalisse@interbrew.com.

Very truly yours,

PROCESSED
MAY 27 2004
THOMSON FINANCIAL

5/27

pp. Catherine Noirfalisse
Senior Vice President Legal

Enclosure: press release

Interbrew

THE WORLD'S LOCAL BREWER©

Press Release

Interbrew realizes strong organic volume growth in the first quarter

Brussels, 27th April 2004

Interbrew is pleased to announce that it realized a total volume of 20.6 million hectoliters in the first quarter of 2004. This compares to a volume of 17.0 million hectoliters in the same period of last year. Organic volume growth amounted to 1.9 million hectoliters, or +11%. This growth is geographically broad-based, and is linked to share gains in key markets.

In addition to this broad-based organic growth, Interbrew is especially pleased by the growth, worldwide, of its two global premium brands, Stella Artois®, which grew by more than +9%, and Beck's®, by more than +19%.

In the U.S., which has been the focus of much effort by Interbrew recently, overall volume is up +18%, led by Stella Artois®, which continues its momentum, growing over +75%. With the introduction of the "Life Beckons" national advertising campaign in early January, the Beck's® family of brands also posted positive results in the U.S., growing well above the "Import" category.

In Russia and Ukraine, Interbrew's volume growth was exceptional, with the highest growth rates being achieved by its domestic premium brand, Sibirskaya Korona®, its global premium brands, Beck's® and Stella Artois®, and its multi-country brand, Staropramen®.

Interbrew is a publicly traded company (INTB – Euronext) based in Belgium. The company's origins date back to 1366, and today it is one of the leading global brewers. Interbrew's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting its consumers first. Interbrew has a portfolio of more than 200 brands, including Beck's®, Stella Artois®, Leffe®, Hoegaarden®, Staropramen® and Bass®. It employs nearly 50,000 people, and runs operations in 21 countries across the Americas, Europe and Asia Pacific. In 2003, the company realized a net turnover of more than 7 billion euro.

Recently, Interbrew and Companhia de Bebidas das Américas (AmBev), the world's fifth-largest brewer, agreed to establish InterbrewAmBev, the world's premier brewer, with a global market share of 14%. This combination will have an unparalleled global platform, capturing the number one or number two position in twenty key beer markets—more than any other brewer. InterbrewAmBev will focus its activities on Beck's®, Brahma® and Stella Artois®, its three global flagship brands.

The closing of the InterbrewAmBev combination has yet to occur.

Visit us on our website www.interbrew.com for more information.

Contact information

Marianne Amssoms	Patrick Verelst
Corporate Media Relations Director	Vice President Investor Relations
Tel: +32-16-31-57-69	Tel: +32-16-31-55-41
Fax: +32-16-31-59-69	Fax: +32-16-31-57-13
E-mail: marianne.amssoms@interbrew.com	E-mail: patrick.verelst@interbrew.com

Interbrew

THE WORLD'S LOCAL BREWER©

PRESS RELEASE

Dividend 2003: 0.36 euro per share

Brussels, 27 April 2004

Interbrew is pleased to announce that the General Shareholders Meeting of 27 April 2004 has approved the annual accounts 2003, as well as the gross dividend of 0.36 euro proposed by the Board of Directors. The dividend is payable as of 28 April 2004 at the counters of the following banks: Fortis Bank, ING Belgium, Dexia Bank, KBC Bank, Petercam, Bank Degroof, ABN AMRO Bank, ING Nederland and Banque Générale du Luxembourg.

The General Shareholders meeting has granted discharge to the directors and to the statutory auditor for the performance of their respective duties during the accounting year ending 31 December 2003.

Interbrew is a publicly traded company (INTB – Euronext) based in Belgium. The company's origins date back to 1366, and today it is one of the leading global brewers. Interbrew's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting its consumers first. Interbrew has a portfolio of more than 200 brands, including Beck's®, Stella Artois®, Leffe®, Hoegaarden®, Staropramen® and Bass®. It employs nearly 50,000 people, and runs operations in 21 countries across the Americas, Europe and Asia Pacific. In 2003, the company realized a net turnover of more than 7 billion euro.

Recently, Interbrew and Companhia de Bebidas das Américas (AmBev), the world's fifth-largest brewer, agreed to establish InterbrewAmBev, the world's premier brewer, with a global market share of 14%. This combination will have an unparalleled global platform, capturing the number one or number two position in twenty key beer markets—more than any other brewer. InterbrewAmBev will focus its activities on Beck's®, Brahma® and Stella Artois®, its three global flagship brands.

The closing of the InterbrewAmBev combination has yet to occur.

Visit us on our website www.interbrew.com for more information.

Contact information

Marianne Amssoms
Corporate Media Relations Director
Tel: +32-16-31-57-69
Fax: +32-16-31-59-69
E-mail: marianne.amssoms@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com